CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 June 27, 2011


VIA EDGAR CORRESPONDENCE

Houghton Hallock
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:       First Trust Exchange-Traded Fund II
                    (File Nos. 333-143964, 811-21944)
                ------------------------------------------


Dear Mr. Hallock:

     This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on April 20, 2011. The First Trust ISE Cloud Computing Index Fund, (the "Fund") is a series of the Trust. Your comments were transmitted to us via telephone conference on June 7, 2011.

     This letter serves to respond to your comments. Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of exchange-traded funds applied, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

         COMMENT 1

     Please provide an undertaking that the Fund will not be paying any 12b-1 fees without providing prior notice to the Commission.

         RESPONSE TO COMMENT 1

     The Trust, on behalf of the Fund, has committed to provide the staff of the Commission with notice prior to initiating the payment by the Funds of any Rule 12b-1 fees.

         COMMENT 2

     Please revise the first sentence on the cover of the prospectus to include the words "is an exchange-traded index fund organized as a separate series" replacing "is a series" and the remainder of the sentence after "company." In the second paragraph on the cover, delete "on a continuous basis" and "issued and redeemed."

         RESPONSE TO COMMENT 2

     The cover has been revised in accordance with this comment.

         COMMENT 3

     On page 1 of the prospectus, under "Example," replace "in the secondary market" with "on NASDAQ(R)."

         RESPONSE TO COMMENT 3

     The prospectus has been revised in accordance with this comment.

         COMMENT 4

     On page 1 of the prospectus, under "Principal Investment Strategies" and under "Investment Strategies," add "plus the amount of any borrowings for investment purposes" after "net assets."

         RESPONSE TO COMMENT 4

     The prospectus has been revised in accordance with this comment.

         COMMENT 5

     On page 1 of the prospectus, under "Principal Investment Strategies," please indicate that Standard & Poor's calculates and maintains the Index.

         RESPONSE TO COMMENT 5

     The prospectus has been revised in accordance with this comment.

         COMMENT 6

     On page 1 of the prospectus, under "Principal Investment Strategies," please indicate how many countries are represented in the Index and whether the United States is included.

         RESPONSE TO COMMENT 6

     The prospectus has been revised in accordance with this comment.

         COMMENT 7

     On page 1 of the prospectus, under "Principal Risks," delete everything in the second sentence of "Replication Management Risk" after "fluctuations."

         RESPONSE TO COMMENT 7

     The prospectus has been revised in accordance with this comment.

         COMMENT 8

     Under "Additional Risks of Investing in the Fund," delete the Passive Investment Risk and Concentration Risk.

         RESPONSE TO COMMENT 8

     The prospectus has been revised in accordance with this comment.

         COMMENT 9

     Under "Index Information," please provide a more detailed description of the cloud computing industry.

         RESPONSE TO COMMENT 9

     The prospectus has been revised in response to this comment.

         COMMENT 10

     In the fee table, please insert a footnote stating that the Fund has adopted a 12b-1 plan that permits it to pay up to 0.25% per annum, it will not pay 12b-1 fees at any time before July __, 2012.

         RESPONSE TO COMMENT 10

     The prospectus has been revised in response to this comment.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                              Sincerely yours,

                                              CHAPMAN AND CUTLER LLP



                                              By: /s/ Morrison C. Warren
                                                  --------------------------
                                                  Morrison C. Warren